Exhibit 99.1

NOT FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN

785334 PRESS RELEASE

AEGON N.V. INTENDS TO RE-OPEN PERPETUAL CAPITAL SECURITIES

AEGON N.V. announced today its intention to re-open the EUR and USD denominated Perpetual Capital Securities it issued on July 15, 2004.

The EUR tranche of the AEGON Perpetual Capital Securities, with a current size of EUR 500 million, bears a variable coupon based on the yield of 10-year Dutch government bonds plus 10 basis points. The coupon will be reset each quarter based on the then prevailing 10-year Dutch government bond yield, with a maximum of 8.0%.

The USD tranche of the AEGON Perpetual Capital Securities, with a current size of USD 250 million, bears a variable coupon based on the yield of 10-year USD interest rate swaps plus 10 basis points. The coupon will be reset each quarter based on the then prevailing 10-year USD interest rate swap yield, with a maximum of 8.5%.

The AEGON Perpetual Capital Securities are traded on Euronext Amsterdam. The AEGON Perpetual Capital Securities rank junior to AEGON’s existing subordinated debt and contain provisions for interest deferral and early redemption. The detailed terms and conditions are described in the offering circular. The proceeds from the issue will be used to refinance senior debt.

The offering circular of both original tranches is available on AEGON’s website: www.aegon.com. A preliminary supplemental offering circular for the intended increase will be available upon opening of the subscription period.

The Hague, September 14, 2004

The Securities have not been and will not be registered under the United States Securities Act of 1933 as amended (the ‘Securities Act’) and are Securities in bearer form that are subject to certain United States tax law requirements. Subject to certain exceptions, the Securities may not be offered, sold or delivered, directly or indirectly, in the United States, or to or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the Securities Act). For a further description of registrations on offers, sales, resales and deliveries of Securities, see ‘Subscription and Sale’ in the offering circular.

Inquiries:

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.nl

Website: www.AEGON.com